SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
In the Matter of
Cinergy Corp. et al.
File No.  70-8933
(Public Utility Holding Company
Act of 1935)
CERTIFICATE
OF
NOTIFICATION
     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above docket filed by Cinergy
Corp., a Delaware corporation ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy ("Cinergy Investments"), and Cinergy Services, Inc., a Delaware corporation and direct, wholly-owned service company subsidiary of Cinergy ("Cinergy Services") and (b) authorized by the Commission in its order dated February 7, 1997, Rel. No. 35-26662, Cinergy Services hereby provides the following information:
1. The following summary, covering the quarterly period ended March 31, 1998 ("First Quarter 1998"), updates the business activities of Cinergy Solutions, Inc. ("Cinergy Solutions"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy Investments, as previously reported in this docket:
     a.   Energy Management Services.   Cinergy Solutions continued
marketing on a pilot basis its "On-Site Energy Manager" program,      under
which large industrial customers may hire a qualified
          Cinergy Solutions "energy advisor" to be posted on site at the customer's facilities to identify, develop and manage a comprehensive turn-key program to realize energy savings and cost reductions.
     b.   Asset Management Services.         Cinergy Solutions continued to
          market two types of services, large and small asset management, under the names "Customized Cinergy Solutions" and "Energy Project Services," respectively. "Customized Cinergy Solutions" provide large commercial and industrial customers assistance in managing their power needs. Specific services include engineering services, turnkey energy project management services, asset maintenance, operation, fuel procurement and financing/ leasing assistance. Target projects focus in the areas of substation, power reliability, boilers, propane storage systems, and coal and fly ash handling. "Energy Project Services" provide commercial and industrial customers assistance in managing their energy needs within their facilities. Specific services include auditing services, turnkey energy project management services, financing/ leasing and facility energy management assistance. Projects focus in the areas of power factor correction, lighting, HVAC, and energy management systems. Finally, in the First Quarter 1998, Cinergy Solutions also began marketing transmission and distribution engineering, procurement and construction services to municipals, cooperatives, universities and certain governmental entities (collectively, "T&D Services"). Specific T&D Services include construction of transmission and distribution lines, procurement of materials, construction of substations, complete turnkey projects, and project management.
     c. Consulting Services. Nothing to report, except to the extent included within the other activities described herein.
     d. QF Project Development and Ownership. See Cinergy's Quarterly Reports on Form U-9C-3 for information concerning Trigen-Cinergy
   Solutions LLC, Trigen-Cinergy Solutions of Cincinnati LLC, and
          Trigen-Cinergy Solutions of Illinois L.L.C. (collectively, "Cinergy-Trigen Joint Venture Companies").
     e. Consumer Services. In partnership with an outside provider, Cinergy Solutions continued offering to residential customers on a pilot basis a service contract program (called "Appliance
Protection Plus") covering parts and labor for mechanical   breakdowns of
existing appliances and HVAC systems.
     f. Customer Financing. In tandem with a bank, Cinergy Solutions continued marketing "Quick Credit," a financial services program providing residential, commercial, and institutional customers with financing for retrofit or replacement of their HVAC systems and other types of energy-related projects.
     g. Third-Party Alliances. See Cinergy's Quarterly Reports on Form U-9C-3 for information with respect to the Cinergy-Trigen Joint Venture Companies.
2. During the First Quarter 1998, Cinergy Services provided accounting, executive, legal, information systems, marketing and customer relations, and engineering and construction services to Cinergy Solutions for a total cost of approximately $1,551,000. During that same period, The Cincinnati Gas & Electric Company and PSI Energy, Inc. provided engineering and construction and project management services to Cinergy Solutions totaling approximately $30,000 and $5,000, respectively.
3. During the First Quarter 1998, neither Cinergy nor Cinergy Investments guaranteed any financial obligations of Cinergy Solutions. During the First Quarter 1998, Cinergy Investments made net open-account advances to Cinergy Solutions totaling approximately $1,300,000 at annual interest rates ranging from 6.0% to 6.15%.
4. During the First Quarter 1998, Cinergy Solutions did not enter into any long-term contract by which Cinergy Solutions performs long-term operations, load control or network control of any electric generation, transmission or distribution facility.
5. Filed herewith under a request for confidential treatment pursuant to rule 104 under the Act are unaudited financial statements for Cinergy
          Solutions dated March 31, 1998.
                            S I G N A T U R E
     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
Date:       May 14, 1998
                                       CINERGY SERVICES, INC.
                                       By:  /s/ William L. Sheafer
                                            Vice President and Treasurer